Exhibit 1.02

CONFLICT MINERALS REPORT

Of

POWERSECURE INTERNATIONAL, INC.

For the Reporting Period from January 1, 2013 to December 31, 2013

In accord with Rule 13p-1 under the Securities Exchange Act of 1934, as amended

This Conflict Minerals Report (this “Report”) of PowerSecure International Inc., a Delaware corporation (the “Company”), for the reporting period January 1, 2013 to December 31, 2013, has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). In accordance with interpretive guidance provided by the Securities and Exchange Commission (the “SEC”), no independent private section audit of this Report was required or performed. Numerous terms in this Report are defined in the Rule and the Company’s Specialized Disclosure Report on Form SD and the reader is referred to those sources and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

Pursuant to Rule 13p-1, the Company undertook due diligence measures on the source and chain of custody of the necessary “Conflict Minerals” (defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, tungsten and gold) in its products that the Company had reason to believe may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively defined as the “Covered Countries”) and may not have come from recycled or scrap sources, to determine whether such products were “DRC conflict free”.

Description of the Company’s Products Covered by this Report

This Report relates to products (i) for which Conflict Minerals are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the period from January 1, 2013 to December 31, 2013. These products are set forth in the following table:

i

Product Line	Associated Products that May Contain Conflict Minerals	Product Description
IDG® Power Systems	Smart Grid Monitoring Center	Provides 24/7 monitoring and intelligent control systems
	NexGear® Technology	Advanced switchgear and electronic controls
	PowerBlock™ Technology	Diesel and Bi-fuel generating system
	PowerControl® Technology	Proprietary Software for interactive control of generating systems
	PowerSecure Solar® Technology	Photovoltaic power systems
	Micro-Grid	Technology that enables industrial and military facilities to achieve grid autonomy using an array of power sources – including solar and wind power.

Energy Efficiency Products
EfficientLights®	Lighting for Retailers; Indoor and outdoor LED lighting
LED Reach-in Refrigerated Case Lights
LED Shelf and Canopy Lights
LED Walk-in Cooler Lights
LED Parking Lot Lights
LED WallPacks
IES®	Lighting for Utilities and Commercial and Industrial Facilities, area lights, street lights, commercial indoor and outdoor lighting
	SuperTube™	LED-based lights designed to upgrade T8 and T12 fluorescent lighting
LED SecureLite™ Area Lights
LED PowerLite™ Street Lights
LED Highbay Overhead Lights
LED 2×2 Overhead Lights
EnergyLite®	Lighting for Utilities and Commercial and Industrial Facilities, Area lights, street lights, commercial indoor and outdoor lighting.
	SuperTube™	LED-based lights designed to upgrade T8 and T12 fluorescent lighting
LED SecureLite™ Area Lights
LED PowerLite™ Street Lights
LED Highbay Overhead Lights
LED 2×2 Overhead Lights
LED Wall-Lite™ WallPacks

Utility Infrastructure Solutions	Utility Services	Transmission and distribution system engineering, construction and maintenance, substation installations, advanced metering, lighting upgrades and emergency storm restoration

The Company’s Due Diligence

The Company designed its due diligence measures on the source and chain of custody of the Conflict Minerals in its products to be in conformity, in all material respects, with the nationally or internationally recognized due diligence framework in the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively, the “OECD Guidance”), specifically as it relates to the Company’s position in the minerals supply chain as a “downstream” purchaser.

The Company’s supply chain is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. The Company’s due diligence measures were based on multi-industry initiatives with the smelters and refiners of Conflict Minerals in the Covered Products that provide those Conflict Minerals to the Company’s suppliers. The Company does not purchase raw ore or unrefined Conflict Minerals directly from mines, smelters or refiners or make purchases from the Covered Countries. The Company as a purchaser is many steps removed from the mining of the Conflict Minerals. The Company purchases materials used in its products from a large network of suppliers, and some of those materials contribute necessary Conflict Minerals to its products. The origin of Conflict Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to Conflict Minerals. The smelters and refiners are the consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores. Therefore, the Company must rely on its suppliers to assist with its reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the Conflict Minerals contained in the materials which they supply to us.

Summarized below are the key design components of the Company’s due diligence process as they relate to the five-step framework set forth in the OECD Guidance:

1.	The Company has established a management system for Conflict Minerals.

•	The Company has adopted and communicated to its suppliers and the public its Conflict Minerals Policy, which policy is set forth in its Form SD. The Conflict Minerals Policy is consistent with that of OECD Guidance and Electronic Industry Citizenship Coalition (the “EICC”) Guidance, for the supply chain of Conflict Minerals originating from conflict-affected and high-risk areas in the Covered Countries.

•	The Company has structured internal management to support supply chain due diligence. For example, it has established a Conflict Minerals “Steering Committee” led by its Chief Production Officer (“CPO”) that also includes its Chief Financial Officer (“CFO”), who reports thereon to its Chief Executive Officer (“CEO”). The Company’s CFO and Steering Committee regularly review the implementation of the Conflict Minerals Policy. The CPO, and his supply and production team, lead, coordinate and implement Conflict Minerals due diligence related efforts. The Steering Committee leads the efforts to develop and implement Conflict Minerals policies and procedures.

•	The Company has established a system of controls and transparency over the mineral supply chain. The number of layers between the Company’s affected suppliers and the smelters/refiners are many. Thus, the Company has taken the industry approach of determining its Conflict Minerals sources and their smelters via utilizing the Conflict Minerals Reporting Template issued by the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative (the “EICC Reporting Template”).

•	The Company has strengthened its engagement with affected suppliers. It is, or intends to, incorporate requirements related to Conflict Minerals in its standard template for supplier contracts and specifications so that current and future suppliers are obligated to comply with its policies on Conflict Minerals, including participation in a supply chain survey and related due diligence activities. The Company has assisted its customers in knowledge transfer by sending communications to notify them of the Company’s policy, expectations, EICC’s Conflict Minerals guidance and the SEC rules.

•	The Company maintains records relating to its Conflict Minerals program in accordance with its record retention guidelines.

•	The Company enables its employees and suppliers to report any concerns relating to its Conflict Minerals Policy through its longstanding reporting and grievance mechanism. The Company has also provided training to relevant employees on its Conflict Minerals policies primarily through internal communications.

2.	The Company has taken the following steps to identify and assess risks in the Company’s supply chain:

•	The Company has identified, to the best of its ability, direct suppliers and manufacturers that supply products to the Company that may contain Conflict Minerals.

•	The Company conducted a supply chain survey using the EICC Reporting Template, requesting direct suppliers to identify smelters and refiners and country of origin of the Conflict Minerals in products they supply to the Company.

•	The Company attempted multiple points of contact with direct suppliers that did not respond to the initial supply chain survey by a specified date, requesting their responses.

•	The Company compared the smelters and refiners identified in surveys against various lists that have identified conflict free smelters or refineries or other independent third party audit programs.

•	The Company documented country of origin information for the smelters and refiners identified by the supply chain survey as provided from multiple sources including the supply chain survey and the Conflict Free Sourcing Initiatives.

•	Because of its size, the complexity of its products and the depth, breadth and constant evolution of its supply chain, the Company has found it difficult to identify contributing suppliers upstream from many of its direct suppliers even though it is in direct personal contact with the first tier affected suppliers and has obtained assurances in conversation and writing of their upstream smelters and Conflicted Minerals’ origins. The Company aims to identify, to the best of its efforts, the mineral smelters/refiners on the Conflict Minerals in its products supply chain through a combination of detailed survey techniques and direct discussions, and through industry-wide programs such as EICC Reporting Templates to identify affected suppliers’ smelters and their Conflict Minerals’ origins in the supply chain.

3.	The Company has designed and implemented a strategy to respond to identified risks, which strategy includes the following:

•	The Company has designed and adopted a risk management plan that includes due diligence reviews of suppliers, smelters and refiners that may be sourcing or processing Conflict Minerals from the Covered Countries which may not be from recycled or scrap sources. The Company’s due diligence measures are significantly based on multi-industry due diligence initiatives to evaluate the procurement practices of the smelters and refiners that process and provide those Conflict Minerals to its supply chain.

•	The Company has implemented a risk mitigation response plan to monitor and track suppliers, smelters and refiners identified as not meeting the requirements set forth in its Conflict Minerals Policy or contractual requirements to determine their progress in meeting those requirements

•	The Company is evaluating risk mitigation efforts to bring suppliers into conformity with its Conflict Minerals Policy and contractual requirements, which efforts may include working with direct suppliers to consider an alternative source for the necessary Conflict Minerals.

•	The Company has provided progress reports to its CEO and CFO summarizing its risk mitigation efforts.

4.	The Company encourages its direct suppliers to purchase from smelters that are compliant with the Conflict Free Sourcing Initiative Conflict Free Smelter Program (the “CFS Program”).

5.	The Company publicly communicates its Conflict Minerals Policy on the investor relations section of the Company’s website at www.powersecure.com.

The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

Results of Due Diligence Measures

Inherent Limitations on Due Diligence Measures

As a downstream purchaser of Conflict Minerals, the Company’s due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals. The Company’s due diligence processes are based on the necessity of seeking data from its direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Another complicating factor is the unavailability of country of origin and chain of custody information from the Company’s suppliers on a continuous, real-time basis. Under the Rule, a product is “DRC conflict free” if it meets the required standard every day of the reporting year; conversely, a product would “not be found to be DRC conflict free” if it does not meet the required standard even one day of the reporting year. The supply chain of commodities such as Conflict Minerals is a multi-step process operating more or less on a daily basis, with ore being delivered to smelters and refiners,

v

with smelters and refiners smelting or refining ores into metal containing derivatives such as ingots, with the derivatives being shipped, sold and stored in numerous market locations around the world and with distributors and purchasers holding varying amounts of the derivatives in inventory for use. Since the Company did not have direct contractual relationships with smelters and refiners, the Company relies on its direct suppliers to gather and provide specific information relative to its due diligence program.

Supply Chain Survey Responses

As a result of the supply chain surveys that the Company conducted utilizing the EICC Reporting Template, approximately 68% of its direct suppliers that contribute necessary Conflict Minerals to its products have provided a response to the supply chain survey.

Potential Countries of Origin Identified

The following table sets forth a summary of the information collected from all supply chain survey respondents as a result of the Company’s reasonable country of origin inquiry and due diligence procedures:

Conflict Mineral	Countries of origin may include the following:
Tantalum	Brazil, China, Estonia, Germany, Japan, Kazakhstan, Russian Federation, South Africa, United States
Tin	Belgium, Bolivia, Brazil, China, Indonesia, Japan, Poland, Russian Federation, Thailand, United States
Tungsten	Austria, China, Japan, Russian Federation, United States, Vietnam
Gold	Australia, Belgium, Brazil, Canada, Chile, Germany, Hong Kong, Italy, Japan, Kazakhstan, Kyrgyzstan, Mexico, Netherlands, Philippines, Republic of Korea, Saudi Arabia, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey, United States, Uzbekistan

Determination

On the basis of the information obtained from the Company’s due diligence efforts described in this Report, the Company determined in good faith that with respect to the necessary Conflict Minerals that originated or may have originated from the Covered Countries, the Company’s products that contain Conflict Minerals are “DRC Conflict Undeterminable” (as defined in Form SD). The Company is making this determination because it does not have sufficient information from suppliers or other sources regarding all of the smelters and refiners that processed the necessary Conflict Minerals in its products to conclude whether the Conflict Minerals originated in the Covered Countries and, if so, whether the Conflict Minerals were from recycled or scrap sources or were or were not from other conflict free sources.

Facilities that Processed Necessary Conflict Materials

Because a majority of the Company’s affected suppliers were unable to determine the origin of its necessary Conflict Minerals, the Company is unable to determine the facilities used to process those necessary Conflict Minerals or their country of origin. The Company’s efforts to determine the mines or location of origin with the greatest possible specificity included the use of the due diligence measures described above in accordance with OECD Guidance.

The affected suppliers were contacted through various mechanisms and requested to provide Conflict Minerals data in the EICC Reporting Template. Through the supplier communication process,

the affected suppliers were informed of the Company’s Conflict Minerals Policy and its location on the Company’s website. A total of 192 affected suppliers were contacted, of which 128 affected suppliers replied with data pertaining to their Conflict Minerals compliance program. Based on the responses by the replying affected suppliers, a total of 198 smelters were identified as Conflict Minerals smelters as defined by the by the CFS Program.

None of these 198 smelters were identified as sourcing Conflict Minerals from the Covered Countries. This assessment was based on information obtained directly from the smelters and from other public information available at the time.

Steps to Mitigate Future Risks and to Improve Due Diligence

The Company intends to take the following steps, among others, in future reporting periods to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products benefit armed groups in the Covered Countries:

•	Continue to engage with suppliers to obtain current, accurate and complete information about the supply chain and increasing the response rate;

•	Increase the transparency of its supply chain by determining and identifying its affected suppliers’ smelters and origins of Conflict Minerals;

•	Encourage suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict free” designation from an independent, third party auditor;

•	Encourage smelters and refiners to obtain a “conflict free” designation from an industry program such as the CFS Program;

•	Compare its inquiry and due diligence results to information collected from independent conflict free smelter validation programs such as the CFS Program; and

•	Continue to evaluate the need for supplier contracts containing clauses addressing Conflict Minerals.